Exhibit(a)(5)(c)

NEWS RELEASE

Contact:

Robert M. Thornton, Jr.

Chief Executive Officer

(770) 933-7004

SunLink Extends Expiration Date for Odd Lot Tender Offer to March 26, 2013.

ATLANTA, Georgia, March 7, 2013, — SunLink Health Systems, Inc. (NYSE MKT: SSY) today announced that it has extended its odd lot tender offer, due to expire on March 12, 2013, until 5:00 P.M., New York City Time, on March 26, 2013. The odd lot tender offer has been extended to allow the shareholders of SunLink additional time to evaluate the Company’s Offer to Purchase, an amended copy of which was filed with the SEC on March 7, 2013. SunLink is continuing to offer to purchase for cash all of its common shares held by holders of 99 or fewer shares of SunLink as of a January 31, 2013 record date, in a tender offer at a purchase price of $1.50 per share. The Offer price represents a premium of approximately 19% to the closing price of the Company’s common shares of $1.26 on the NYSE Amex Equities stock exchange as of the close of business on February 4, 2013, the initial date of the Offer and represents a premium of approximately 117% to the closing price of the Company’s common shares on March 6, 2013 of $0.69 per share. In addition to the $1.50 per share purchase price, SunLink is continuing to offer each tendering holder of 99 or fewer shares a $100 bonus upon completion of the Offer for properly executed tenders of all shares beneficially owned by such holder which are received and not withdrawn prior to the Expiration Time of the Offer. The cash bonus is being offered on a per holder basis to incentivize each odd lot shareholder to tender their shares. In connection with the Offer, SunLink reiterated that if the results of the Offer allow, it intends to deregister and delist its common shares and take the Company private.

The Company also announced that it was waiving as conditions to the Offer that there not be: (1) a 10% or greater decrease in the market price of SunLink shares compared to the close of business on February 4, 2013 or any change in the general political, market, economic or financial conditions in the United States or abroad that would have, in SunLink’s reasonable judgment, a material adverse effect on its business, condition (financial or otherwise), income, operations or prospects or that of its subsidiaries, taken as a whole, or on the trading in its shares; and (2) any decline in the NYSE Amex Equities stock exchange composite index, the NYSE Composite Index, the NASDAQ Composite Index, the Dow Jones Industrial Average, the S&P 500 Composite Index or the Russell Microcap Index of at least 10% measured from the close of business on February 4, 2013.

As of January 31, 2013, SunLink had 502 shareholders of record and, of those shareholders, 235 shareholders of record held fewer than 100 shares. Based on a list of non-objecting beneficial owners, SunLink estimates that it has approximately 134 additional odd lot holders. The Company estimates its odd lot holders hold approximately 12,000 SunLink common shares or less than 1% of SunLink’s outstanding common shares. As of January 31, 2013, there were 9,446,039 SunLink common shares issued and outstanding. SunLink plans to use cash on hand to pay for shares purchased under the Offer as well as the cash bonus payments. If all the holders of 99 or fewer shares tender their shares, SunLink estimates the aggregate cost of the Offer would be approximately $199,000, including an estimated aggregate purchase price for the odd lot shares of approximately $18,000, estimated aggregate bonus payments of approximately $38,000 and estimated fees and expenses of approximately $143,000.

Tendered shares will be acquired for cash, with no interest payable. The Offer is open only to holders of 99 or fewer shares as of January 31, 2013. The Offer is not conditioned on any minimum number of total shares being tendered. The scheduled Expiration Time for the Offer is 5:00 PM, New York City time on March 26, 2013, but it can be extended at the Company’s discretion in accordance with applicable law. SunLink was advised by American Stock Transfer & Trust Company, LLC, the depositary for the Offer, that, as of 5:00 P.M. EST, on March 6, 2013, a total of 348 common shares of SunLink had been tendered by ten holders pursuant to the Offer.

The immediate goal of the Offer is to reduce the number of record holders of the Company’s shares to fewer than 300, a required step in taking the Company private. If the Offer fails to accomplish this objective, SunLink intends to take further actions to reduce the number of record holders of its shares to fewer than 300.

Important Additional Information for Shareholders

This communication is for informational purposes only and is not an offer to purchase SunLink common shares and this communication does not constitute an offer to buy or exchange securities for any purpose. The offer to purchase SunLink common shares has been separately communicated in an Offer to Purchase filed with the SEC and distributed to the Company’s shareholders in accordance with applicable regulations of the SEC governing offers, and solicitations of offers, to buy or exchange securities. Reference is made to, and this communication is qualified by, the Offer to Purchase, as amended, for a more complete description of the terms and relevant considerations.

The Offer to Purchase, as amended, contains important information about the SunLink Offer including complete instructions on how to tender shares. Odd lot shareholders should read carefully the Offer to Purchase, as amended, the letter of transmittal and related materials filed by SunLink with the SEC before they make any decision with respect to the tender offer because those documents contain important information, including the terms and conditions of the Offer to Purchase. The Offer to Purchase, as amended, and all other documents filed with the SEC in connection with the Offer will be available, as and when filed, free of charge at the SEC’s web site at www.sec.gov. In addition, the Offer to Purchase and all other documents filed with the SEC in connection with the Offer are available to investors free of charge by contacting AST Phoenix Advisors, the information agent for the tender offer, at 1 (877) 478-5038.

The Offer is not being made nor will any tenders of SunLink common shares be accepted from or on behalf of any holders (i) of more than ninety nine shares or (ii) in any jurisdiction in which the making of the Offer or the acceptance of any tender would not be made in compliance with laws of such jurisdiction.

SunLink Health Systems, Inc. is the parent company of subsidiaries that operate hospitals and related businesses in the Southeast and Midwest, and a specialty pharmacy company in Louisiana. Each hospital is the only hospital in its community and is operated locally with a strategy of linking patients’ needs with dedicated physicians and healthcare professionals to deliver quality efficient medical care. For additional information on SunLink Health Systems, Inc., please visit the company’s website at www.sunlinkhealth.com.

This press release may contain certain statements of a forward-looking nature. The statements contained herein which are not historical facts are considered forward-looking statements under federal securities laws. Such forward-looking statements are based on the beliefs of our management as well as assumptions made by and information currently available to them. The Company has no obligation to update such forward-looking statements except as required by applicable law. Actual results may vary significantly from these forward-looking statements.